SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (Amendment No.1) 1/


                       Friendly Ice Cream Corporation
                              (Name of Issuer)


                  Common Stock, $0.01 par value per share
                       (Title of Class of Securities)


                                358497 10 5
                               (CUSIP Number)

                             December 31, 1998
          (Date of Event Which Requires Filing of this Statement)

              Check the appropriate box to designate the rule
                 pursuant to which this Schedule is filed:

                       | |     Rule 13d-1(b)

                       | |     Rule 13d-1(c)

                       |x|     Rule 13d-1(d)

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 358497 10 5


1.    NAME OF REPORTING PERSON: Donald N. Smith
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable



2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  [   ]
      (b)  [   ]          Not Applicable


3.    SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


         5.       SOLE VOTING POWER: 711,951


         6.       SHARED VOTING POWER: 0


         7.       SOLE DISPOSITIVE POWER: 711,951


         8.       SHARED DISPOSITIVE POWER: 0



9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 711,951



10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]
                               Not Applicable


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.5%



12.   TYPE OF REPORTING PERSON: IN

 Item 1(a)      Name of Issuer:

                Friendly Ice Cream Corporation


       (b)      Address of Issuer's Principal Executive Offices:

                1855 Boston Road

                Wilbraham, Massachusetts 01095


 Item 2(a)      Name of Person Filing:

                Donald N. Smith


       (b)      Address of Principal Business Office:

                1 Pierce Place, Suite 100 East

                Itasca, Illinois 60143


       (c)      Citizenship:

                United States


       (d)      Title of Class of Securities:

                Common Stock, $0.01 par value per share


       (e)      CUSIP Number:

                358497 10 5


 Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a)      ( )      Broker or dealer registered under Section 15 of
                            the Exchange Act

          (b)      ( )      Bank as defined in Section 3(a)(6) of the
                            Exchange Act

          (c)      ( )      insurance company as defined in Section 3(a)(19)
                            of the Exchange Act

          (d)      ( )      investment company registered under Section 8 of
                            the Investment Company Act

          (e)      ( )      An investment adviser in accordance with
                            Rule 13d-1(b)(i)(ii)(E)

          (f)      ( )      An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F)

          (g)      ( )      parent holding company or control person in
                            accordance with Rule 13d-1 (b)(1)(ii)(G)

          (h)      ( )      A savings association as defined in Section 3(b)
                            of the Federal Deposit Insurance Act

          (i)      ( )      A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14) of the Investment Company Act

          (j)      ( )      Group, in accordance with Rule 13d-1 (b)(1)(ii)(J)


          If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

  Item 4   Ownership: (at December 31, 1998)

           (a)      Amount Beneficially Owned                  711,951

           (b)      Percent of Class                             9.5%

           (c)      Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote        711,951
                                                                     -------

               (ii)  shared power to vote or to direct the vote         0
                                                                     -------

               (iii) sole power to dispose or to direct the
                     disposition of                                  711,951
                                                                     -------

               (iv)  shared power to dispose or to direct the
                     disposition of                                     0
                                                                     -------

 Item 5   Ownership of Five Percent or Less of a Class: Not Applicable

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

 Item 6   Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable


 Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being reported on by the Parent Holding Company.

               Not Applicable


 Item 8   Identification and Classification of Members of the Group

               Not Applicable

 Item 9   Notice of Dissolution of Group

               Not Applicable

 Item 10  Certification

               Not Applicable

                                 Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              * * * * * * * * *


Dated: February 10 , 1999                    /s/ Donald N. Smith
                                            ----------------------------
                                                    Signature




                                                 Donald N. Smith
                                            -----------------------------
                                                   Name/Title